

March 31, 2014

Via E-mail
Mr. Clyde R. Wallin
Chief Financial Officer
NeoPhotonics Corporation
2911 Zanker Road
San Jose, California 95134

> **Re: NeoPhotonics Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **Response dated February 21, 2014**
> **File No. 001-35061**

Dear Mr. Wallin:

We have reviewed your response letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

MD&A, Business Overview, page 48

1.   On page 5 of your response, you indicated that "*there is no limitation on the amount of general working capital that can be spent outside of the Russian Federation…as long as it is related to the Russian subsidiary's current and potential product.*" Considering that the Rights Agreement stipulates that the Company "may also use a *portion* of such funds for general working capital (including general and administrative services) and research and development purposes related to the Russian Subsidiary's current and potential products," please clarify the maximum amount that you expect to incur in this regard. Additionally, state whether these general working capital expenditures require prior and/or subsequent approval from Rusnano.

2.   We note your updated proposed enhanced disclosures to Management's Discussion
           and Analysis, Business Overview. Please expand this discussion to address each of
           the following to provide a balanced discussion of your commitments under the related
           April 2012 rights agreement. Provide a cross reference to disclosure that identifies the
           terms of the rights agreement. Expand Management's Discussion and Analysis to
           clarify that in conjunction with the April 2012 sale of common shares, you also
           entered into a rights agreement with the same investor and address each of the
           following, if true:

           o   under the rights agreement, you agreed to spend $30 million of the proceeds to
               establish a subsidiary in Russia;
           o   why you believe the provisions in the rights agreement do not result in a
               portion of the proceeds from the sale of the common shares received being
               restricted cash;
           o   the type of assets that are permitted by the rights agreement that you plan to
               use to satisfy the requirements of the rights agreement; and
           o   the nature of the penalty provision and that if you are required to pay it, that it
               releases you from your commitment to spend $30 million of the proceeds to
               establish a subsidiary in Russia.

           Please consider including this discussion in your liquidity and capital resources
           discussion or providing a cross reference.

Liquidity and Capital Resources, page 57

3.   Please clarify that you intend to meet your $30 million investment commitment in part
           through in-kind contribution valued at $15 million subject to Rusnano's approval,
           including the impact on your ability to satisfy your commitments under the rights
           agreement if approval is not granted.   Please describe the nature of in-kind
           contribution that you already made and plan to make.

Contractual obligations and commitments, page 60

4.   We note your proposed disclosure. Please include a footnote with respect to the
           expected timing of your $30 million investment commitment related to the Russian
           subsidiary.

12. Stockholders' equity, page 90

5.   We note your response regarding the classification of the $5 million Penalty Payment
           as a liability in the balance sheet. We believe that such penalty provision is considered
           to be an embedded feature within the Rights Agreement and should be accounted for
           as an embedded derivative.

You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director